                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                              ACORN PRODUCTS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   004857 10 8
                                 (CUSIP Number)

       Michael E. Cahill, Esq.                          Kenneth Liang
 Managing Director & General Counsel         Managing Director & General Counsel
         The TCW Group, Inc.                   Oaktree Capital Management, LLC
865 South Figueroa Street, Suite 1800         550 South Hope Street, 22nd Floor
    Los Angeles, California 90017               Los Angeles, California 90071
            (213) 244-0000                              (213) 614-0000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 23, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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
CUSIP NO. 004857 10 8                                               PAGE   2   OF   27     PAGES

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

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The TCW Group, Inc.

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              3,162,049
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             3,162,049

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,162,049

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.9%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               HC, CO

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE   3   OF   27     PAGES

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

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert A. Day

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              3,162,049
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             3,162,049

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,162,049

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48.9%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               IN, HC

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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
CUSIP NO. 004857 10 8                                               PAGE   4   OF   27   PAGES

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

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trust Company of the West

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              1,013,473
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             1,013,473

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,013,473

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.7%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               CO, BK

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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
CUSIP NO. 004857 10 8                                               PAGE   5   OF   27    PAGES

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

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Asset Management Company

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              2,148,576
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             2,148,576

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,148,576

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------

     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               33.2%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               CO, IA

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE   6   OF    27    PAGES

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

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Special Credits

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              2,148,576
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             2,148,576

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,148,576

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               33.2%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               PN, IA

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE   7   OF   27   PAGES

-----------------------------------------------                     ------------------------------------------------

====================================================================================================================================

      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Special Credits Fund III

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              660,036
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             660,036

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               660,036

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.2%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               PN

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE   8   OF   27    PAGES

-----------------------------------------------                     ------------------------------------------------

====================================================================================================================================

      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Special Credits Fund IIIb

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              625,988
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             625,988

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               625,988

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               PN

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE  9   OF    27    PAGES

-----------------------------------------------                     ------------------------------------------------

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               TCW Special Credits Trust IIIb
------------------------------------------------------------------------------------------------------------------------------------

      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              447,124
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             447,124

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               447,124

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.9%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               OO

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE   10   OF   27   PAGES

-----------------------------------------------                     ------------------------------------------------

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               California

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              937,500
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             937,500

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               937,500
------------------------------------------------------------------------------------------------------------------------------------

     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.5%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               IA; OO

====================================================================================================================================
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------                     ------------------------------------------------
CUSIP NO. 004857 10 8                                               PAGE   11   OF   27   PAGES

-----------------------------------------------                     ------------------------------------------------

====================================================================================================================================
      1

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.

------------------------------------------------------------------------------------------------------------------------------------
      2

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a)[ ]
                                                                                                                   (b)[X]

------------------------------------------------------------------------------------------------------------------------------------
      3

               SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4

               SOURCE OF FUNDS*

               OO

------------------------------------------------------------------------------------------------------------------------------------
      5

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

------------------------------------------------------------------------------------------------------------------------------------
      6

               CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

------------------------------------------------------------------------------------------------------------------------------------
                       7

     NUMBER OF               SOLE VOTING POWER
      SHARES
   BENEFICIALLY              937,500
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

               ---------------------------------------------------------------------------------------------------------------------
                       8

                             SHARED VOTING POWER

                             -0-

               ---------------------------------------------------------------------------------------------------------------------
                       9

                             SOLE DISPOSITIVE POWER

                             937,500

               ---------------------------------------------------------------------------------------------------------------------
                       10

                             SHARED DISPOSITIVE POWER

                             -0-

------------------------------------------------------------------------------------------------------------------------------------
     11

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               937,500

------------------------------------------------------------------------------------------------------------------------------------
     12

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

------------------------------------------------------------------------------------------------------------------------------------
     13

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.5%

------------------------------------------------------------------------------------------------------------------------------------
     14

               TYPE OF REPORTING PERSON*

               PN

------------------------------------------------------------------------------------------------------------------------------------
                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement"), relates to the common stock, par value $0.001 per share ("Common Stock"), of Acorn Products, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 500 Dublin Avenue, Columbus, Ohio 43215.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of:

     (1) The TCW Group, Inc., a Nevada corporation ("TCWG");

     (2) Robert A. Day, an individual;

     (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

     (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

     (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

     (6) Two California limited partnerships, TCW Special Credits Fund III and TCW Special Credits Fund IIIb, of which Special Credits is the general partner;

     (7) TCW Special Credits Trust IIIb, a California collective investment trust, of which TCW is the trustee;

     (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and

     (9) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

Special Credits also is the general partner of two other limited California partnerships which hold shares of the issuer's Common Stock (together with TCW Special Credits Fund III and TCW Special Credits Fund IIIb, the "Special Credits Limited Partnerships"). TCW also is the trustee of three other collective investment trusts which hold shares of the Issuer's Common Stock (together with TCW Special Credits Trust IIIb, the "Special Credits Trusts"). Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts hereinafter are collectively referred to as the "Special Credits Entities." Special Credits also is the investment manager of third party accounts which invest in similar securities as the Special Credit Entities, three of which hold shares of the Issuer's Common Stock (the "Special Credits Accounts"). TCWG, TCW, TAMCO and the Special Credits Entities hereinafter are collectively referred to as the "TCW Related Entities."

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships and the Special Credits Accounts. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims such control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The Oaktree Fund is an investment partnership which invests in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The address of the principal business and principal office for Oaktree and the Oaktree Fund is 550 South Hope Street, 22nd Floor, Los Angeles, California 90071.

(a) - (c) & (f)

   (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Vice Chairman of the Board
Marc I. Stern              President
Alvin R. Albe, Jr.         Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.      Executive Vice President & Group Managing Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
David K. Sandie            Managing Director, Chief Financial Officer &
                           Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Director, Vice Chairman & Chief Investment Officer -
                           U.S. Fixed Income
Thomas E. Larkin, Jr.      Director & President
Alvin R. Albe, Jr.         Director & Executive Vice President, Finance &
                           Administration
Marc I. Stern              Director, Executive Vice President & Group Managing
                           Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
David K. Sandie            Managing Director, Chief Financial Officer &
                           Assistant Secretary

   (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.      Director & Vice Chairman of the Board
Marc I. Stern              Director & Vice Chairman of the Board
Ernest O. Ellison          Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.         Director, Executive Vice President, Finance &
                           Administration
Michael E. Cahill          Managing Director, General Counsel & Secretary
David K. Sandie            Managing Director, Chief Financial Officer &
                           Assistant Secretary

   (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners. The name and address of the portfolio manager of the Special Credits Limited Partnerships and the Special Credits Accounts is set forth below.

Bruce A. Karsh
550 South Hope Street
22nd Floor
Los Angeles, California 90071

   (vi) The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 550 South Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members
------------------------------
Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial and
                           Administrative Officer
Kenneth Liang              Managing Director and General Counsel

   (vii) Oaktree is the sole general partner of the Oaktree Fund. See information in paragraph (vi) above regarding Oaktree and its members and executive officers. The names and addresses of the portfolio managers of the Oaktree Fund are listed below.

Stephen A. Kaplan
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Bruce A. Karsh
550 South Hope Street
22nd Floor
Los Angeles, California 90071

(d) - (e)

During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, Oaktree, the Oaktree Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All shares reported herein were acquired by the Special Credits Entities and the Special Credits Accounts (i) in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations and
(ii) in connection with the Issuer's initial public offering in an exchange of shares of the Issuer's outstanding Common Stock for certain subordinated indebtedness held by the Special Credits Entities and the Special Credits Accounts at the rate of one share of Common Stock for each $14.00 aggregate principal amount of indebtedness held.

The TCW Special Credits Fund III holds 660,036 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Fund III acquired 299,322 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Fund III acquired 360,714 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Fund III at the rate of one share of Common Stock for each $14.00 aggregate principal amount of indebtedness held.

The TCW Special Credits Fund IIIb holds 625,988 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Fund IIIb acquired 287,754 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Fund IIIb acquired 338,234 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Fund IIIb at the rate of one share of Common Stock for each $14.00 aggregate principal amount of indebtedness held.

The TCW Special Credits Trust IIIb holds 447,124 shares of the Issuer's outstanding Common Stock. The TCW Special Credits Trust IIIb acquired 205,332 shares of the Issuer's outstanding Common Stock in connection with the acquisition of the Issuer and the restructuring of certain of the Issuer's debt obligations. In connection with the Issuer's initial public offering, the TCW Special Credits Trust IIIb acquired 241,792 shares of the Issuer's outstanding Common Stock in exchange for certain subordinated indebtedness held by the TCW Special Credits Trust IIIb at the rate of one share of Common Stock for each $14.00 aggregate principal amount of indebtedness held.

The Oaktree Fund holds 937,500 shares of the Issuer's outstanding Common Stock. The Oaktree Fund acquired 812,500 shares of the Issuer's outstanding Common Stock in the Issuer's initial public offering for $14.00 per share. The Oaktree Fund acquired 125,000 shares of the Issuer's outstanding Common Stock pursuant to a negotiated private transaction for $14.00 per share. All such purchases were made from the working capital of the Oaktree Fund.

ITEM 4. PURPOSE OF TRANSACTION

The TCW Related Entities intend to review on a continuing basis their respective investments in the Common Stock. Depending on the factors discussed herein, the TCW Related Entities may, from time to time, retain or sell all or a portion of their respective holdings of the Common Stock pursuant to a registered public offering or in the open market or in privately negotiated transactions. In connection with the Issuer's initial public offering, the Special Credits Entities and the Special Credits Accounts entered into a lock-up agreement pursuant to which they agreed, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by them prior to December 21, 1997 without the prior written consent of the representatives of the underwriters in the initial public offering. Subject to the terms of the lock-up agreement, sales by the TCW Related Entities may be made at any time without further prior notice. Any actions that the TCW Related Entities might undertake with respect to the Common Stock will be dependent upon their review of numerous factors, including, among other things, the availability of Common Stock for purchase and the price levels of such Common Stock, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Issuer and other future developments.

The TCW Related Entities, individually or together, reserve the right, subject to applicable law, to seek proxies, consents and/or ballots in support of nominees at special or scheduled meetings of shareholders or otherwise, or in support of or against other matters that may come before the Issuer's shareholders for their vote or consent.

Although the foregoing reflects activities presently contemplated by the TCW Related Entities with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the TCW Related Entities will take any of the actions referred to above or participate in a group that will take any of the actions referred to above. Except as set forth above, the TCW Related Entities have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

The Oaktree Fund acquired its Common Stock in the Issuer in the manner specified in Item 3.

Oaktree and the Oaktree Fund intend to review on a continuing basis the Oaktree Fund's investment in the Common Stock. Depending on the factors discussed herein, the Oaktree Fund may, from time to time, retain or sell all or a portion of its holdings of the Common Stock pursuant to a registered public offering or in the open market or in privately negotiated transactions. In connection with the Issuer's initial public offering, the Oaktree Fund entered into a lock-up agreement pursuant to which it agreed, subject to certain exceptions, that it will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by it prior to December 21, 1997 without the prior written consent of the representatives of the underwriters in the initial public offering. Subject to the terms of the lock-up agreement, sales by the Oaktree Fund may be made at any time without further prior notice. In addition, Oaktree and the Oaktree Fund may from time to time purchase additional shares of Common Stock in the open market or in privately negotiated transactions. Such purchases may be made at any time without further prior notice. Any actions that the Oaktree Fund might undertake with respect to the Common Stock will be dependent upon its review of numerous factors, including, among other things, the availability of Common Stock for purchase and the price levels of such Common Stock, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Issuer, and other future developments.

Oaktree and the Oaktree Fund reserve the right, subject to applicable law, to seek proxies, consents and/or ballots in support of nominees at special or scheduled meetings of shareholders or otherwise, or in support of or against other matters that may come before the Issuer's shareholders for their vote or consent.

Although the foregoing reflects activities presently contemplated by Oaktree and the Oaktree Fund with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Oaktree or the Oaktree Fund will take any of the actions referred to above or participate in a group that will take any of the actions referred to above. Except as set forth above, Oaktree and the Oaktree Fund have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

    (a) As of the date of this Statement, TCW Special Credits Fund III owns 660,036 shares of the Issuer's outstanding Common Stock, which is approximately 10.2% of the Issuer's outstanding Common Stock. TCW Special Credits Fund IIIb owns 625,988 shares of the Issuer's outstanding Common Stock, which is approximately 9.7% of the Issuer's outstanding Common Stock. Special Credits, as the sole general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Accounts, may be deemed to beneficially own 2,148,576 shares of the Issuer's outstanding Common Stock, which is approximately 33.2% of the Issuer's outstanding Common Stock.

As of the date of this Statement, TCW Special Credits Trust IIIb owns 447,124 shares of the Issuer's outstanding Common Stock, which is approximately 6.9% of the Issuer's outstanding Common Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 1,013,473 shares of the Issuer's outstanding Common Stock, which is approximately 15.7% of the Issuer's outstanding Common Stock.

TAMCO, as the managing general partner of Special Credits, may be deemed to beneficially own the Issuer's outstanding Common Stock held by the Special Credits Limited Partnerships and the Special Credits Accounts, all of which constitutes 2,148,576 shares of the Issuer's outstanding Common Stock, or approximately 33.2% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's outstanding Common Stock deemed to be owned by the other TCW Related Entities and the Special Credits Accounts, all of which constitutes 3,162,049 shares of the Issuer's outstanding Common Stock, or approximately 48.9% of the outstanding shares of the Issuer's Common Stock. TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the shares of the Issuer's outstanding Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaim ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any of such individuals is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own the Issuer's outstanding Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 3,162,049 shares of the Issuer's outstanding Common Stock (approximately 48.9% of the Issuer's outstanding Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's outstanding Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

As of the date of this Statement, the Oaktree Fund beneficially owns 937,500 shares of the Issuer's outstanding Common Stock, which is approximately 14.5% of the Issuer's outstanding Common Stock.

Oaktree, as the general partner of the Oaktree Fund, may be deemed to beneficially own 937,500 shares of the Issuer's Common Stock. Certain principals of Oaktree are individual general partners of Special Credits, (the "Individual Partners"). The Individual Partners, in their capacity as general partners of Special Credits, have been designated to manage the Special Credits Limited Partnerships, the Special Credits Trusts and the Special Credits Accounts. Although Oaktree provides consulting, research and other investment management support to the Individual Partners, Oaktree does not have voting or dispositive power with respect to the Special Credits Limited Partnerships, the Special Credits Trusts or the Special Credits Accounts. Oaktree therefore disclaims beneficial ownership of the 3,162,049 shares of the Issuer's Common Stock, or approximately 48.9% of the outstanding shares of the Issuer's Common Stock, held by the Special Credits Entities and the Special Credits Accounts, and the filing of this Statement shall not be construed as an admission that Oaktree is the beneficial owner of any securities held by the Special Credits Entities and the Special Credits Accounts.

   (b) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnerships. In addition, Special Credits, as the investment manager of the Special Credits Accounts, has discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreements relating to such accounts including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Accounts. Therefore, Special Credits has the power to vote and dispose of 2,148,576 of the Issuer's Common Stock.

TAMCO, as managing general partner of Special Credits also has the power to vote and dispose of the Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 2,148,576 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 1,013,473 of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have the power to vote and dispose, all of which constitutes 3,162,049 shares of the Issuer's Common Stock.

Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund. Therefore, Oaktree has the power to vote and dispose of 937,500 shares of the Issuer's Common Stock.

The Individual Partners, in their capacity as general partners of Special Credits, have been designated to manage the Special Credits Limited Partnerships, the Special Credits Trusts and the Special Credits Accounts. Although Oaktree provides consulting, research and other investment management support to the Individual Partners, Oaktree does not have voting or dispositive power with respect to the Special Credits Limited Partnerships, the Special Credits Trusts or the Special Credits Accounts.

   (c) Other than the transactions described in Item 3, none of the TCW Related Entities, Oaktree or the Oaktree Fund, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Stock during the last 60 days.

   (d) The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Common Stock beneficially owned by each of TCWG and any of the other TCW Related Entities. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock. Neither TCWG nor any of the TCW Related Entities has a pecuniary interest in any of the Issuer's Common Stock reported herein.

The investment advisory clients of Oaktree and the partners of the Oaktree Fund managed by Oaktree have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Common Stock beneficially owned by Oaktree and the Oaktree Fund. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock. Oaktree has no pecuniary interest in any of the Issuer's Common Stock reported herein.

   (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of the Special Credits Limited Partnerships, receives a management fee for managing all the assets of each Special Credits Limited Partnerships. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of the Special Credits Accounts.

TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts.

Oaktree, as the general partner of the Oaktree Fund receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund.

In connection with the Issuer's initial public offering, A.G. Edwards & Sons, Inc., as lead underwriter, was granted an over-allotment option to purchase up to an additional 487,500 shares of Common Stock. In connection with the Oaktree Fund's private purchase of 125,000 shares of the Issuer's outstanding Common Stock from A.G. Edwards & Sons, Inc., A.G. Edwards & Sons, Inc. has agreed not to exercise its over-allotment option for more than 200,000 shares of the Issuer's Common Stock.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, Oaktree or the Oaktree Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities, Oaktree, the Oaktree Fund or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 2nd day of July, 1997.


THE TCW GROUP, INC.

/s/ Mohan Phansalkar
---------------------------------------
Mohan Phansalkar
Authorized Signatory


ROBERT A. DAY

/s/ Mohan Phansalkar
---------------------------------------
Mohan Phansalkar
Under Power of Attorney dated
January 30, 1996, on file with
Schedule 13G Amendment No. 1 for
Matrix Service Co. dated January 30, 1996


TRUST COMPANY OF THE WEST

/s/ Bruce A. Karsh
---------------------------------------
Bruce A. Karsh
Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

/s/ Bruce A. Karsh
---------------------------------------
Bruce A. Karsh
Authorized Signatory


TCW SPECIAL CREDITS

/s/ Bruce A. Karsh
----------------------------------------
Bruce A. Karsh,
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits

TCW SPECIAL CREDITS FUND III

/s/ Bruce A. Karsh
--------------------------------------
Bruce A. Karsh
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits,
the General Partner of TCW Special Credits Fund III


TCW SPECIAL CREDITS FUND IIIb

/s/ Bruce A. Karsh
-----------------------------------------
Bruce A. Karsh
Authorized Signatory of TCW Asset Management Company,
the Managing General Partner of TCW Special Credits,
the General Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST IIIb

/s/ Bruce A. Karsh
---------------------------------------
Bruce A. Karsh
Authorized Signatory of Trust Company of the West,
the trustee of TCW Special Credits Trust IIIb


OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Kenneth Liang
---------------------------------------
Kenneth Liang
Managing Director and General Counsel


OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

/s/ Kenneth Liang
---------------------------------------
Kenneth Liang
Managing Director and General Counsel of
Oaktree Capital Management, LLC,
the General Partner of OCM
Principal Opportunities Fund, L.P.

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                                   CARLA A. HILLS
Former Chairman & CEO                             1200 19th Street, N.W.
Southern California Edison                        5th Floor
2244 Walnut Grove Blvd.                           Washington, DC  20036
Rosemead, CA  91770
                                                  DR. HENRY A. KISSINGER
JOHN M. BRYAN                                     Chairman
Partner                                           Kissinger Associates, Inc.
Bryan & Edwards                                   350 Park Ave., 26th Floor
600 Montgomery St., 35th Floor                    New York, NY  10022
San Francisco,  CA 94111
                                                  THOMAS E. LARKIN, JR.
ROBERT A. DAY                                     President
Chairman of the Board,                            Trust Company of the West
Trust Company of the West                         865 South Figueroa St., Suite 1800
200 Park Avenue, Suite 2200                       Los Angeles, California 90017
New York, New York  10166
                                                  KENNETH L. LAY
DAMON P. DE LASZLO, ESQ.                          Chairman and Chief Executive Officer
Managing Director of Harwin                       Enron Corp.
Engineers S.A., Chairman & D.P.                   1400 Smith Street
Advisers Holdings Limited                         Houston, TX 77002-7369
Byron's Chambers
A2 Albany, Piccadilly                             MICHAEL T. MASIN, ESQ.
London W1V 9RD - England                          Vice Chairman
(Citizen of United Kingdom)                       GTE Corporation
                                                  One Stamford Forum
WILLIAM C. EDWARDS                                Stamford, CT  06904
Partner
Bryan & Edwards                                   EDFRED L. SHANNON, JR.
300 Sand Hill Road, Suite 190                     Investor/Rancher
Menlo Park, CA 94025                              1000 S. Fremont Ave.
                                                  Alhambra, CA  9l802
ERNEST O. ELLISON
Vice Chairman                                     ROBERT G. SIMS
Trust Company of the West                         Private Investor
865 South Figueroa St., Suite 1800                11828 Rancho Bernardo, Box 1236
Los Angeles, California 90017                     San Diego, CA  92128


HAROLD R. FRANK                                   MARC I. STERN
Chairman of the Board                             President
Applied Magnetics Corporation                     The TCW Group, Inc.
75 Robin Hill Rd.                                 865 S. Figueroa St. Suite 1800
Goleta, CA  93017                                 Los Angeles, CA 90017

                                  EXHIBIT INDEX


Exhibit
Number                             Description
------                             -----------

 1.1 A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.